UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-29782

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: June 30, 1999

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: WAXS INC.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road., Suite 2200
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
[x] |(b)  The subject annual report,  semi-annual report,  transition  report on
    | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be | filed on or before the fifteenth calendar day following the prescribed | due date; or the subject quarterly report or transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for the quarter ended June 30, 1999 could not be filed within the Commission's prescribed time period due to the Company's inability to obtain connectivity to the Commission's Edgar filing desk resulting from excessively high traffic volumes that the Commission experienced on Monday, August 16, 1999.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Martin D. Kidder            (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's June 30, 1999 financial results were significantly changed over the comparable period in 1998. Please refer to the Company's Consolidated Balance Sheets as of June 30, 1999 and 1998 and Statements of Operations,
Changes in Stockholders' Equity and Cash Flows for the three and six month periods ended June 30, 1999 and 1998 attached hereto that disclose selected financial information.

World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 17, 1999          By: /s/ Martin D. Kidder
                                   -------------------------
                                     Martin D. Kidder
                                     Vice President and
                                     Controller

Exhibit No. 1


PART I. FINANCIAL INFORMATION

ITEM 1. Consolidated Financial Statements


WORLD ACCESS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands)

                                              June 30     December 31
                                               1999          1998
                                            -----------   -----------
                                            (Unaudited)
ASSETS
Current Assets
  Cash and equivalents                       $  98,996     $  55,176
  Accounts receivable                           97,342        70,485
  Inventories                                   45,216        48,591
  Deferred income taxes                         33,022        37,185
  Other current assets                          21,907        21,381
                                             ---------     ---------
    Total Current Assets                       296,483       232,818
Property and equipment                          62,325        63,602
Goodwill and other intangibles                 309,540       298,780
Other assets                                    24,798        18,612
                                             ---------     ---------
    Total  Assets                            $ 693,146     $ 613,812
                                             =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                            $  12,285     $  17,989
  Accounts payable                              58,393        36,418
  Other accrued liabilities                     45,744        52,825
                                             ---------     ---------
    Total Current Liabilities                  116,422       107,232
Long-term debt                                 140,728       137,864
Noncurrent liabilities                          10,204         8,133
                                             ---------     ---------
    Total Liabilities                          267,354       253,229
                                             ---------     ---------
Stockholders' Equity
  Preferred stock                                    1         ---
  Common stock                                     448           441
  Capital in excess of par value               544,481       472,945
  Accumulated deficit                         (119,138)     (112,803)
                                             ---------     ---------
    Total Stockholders' Equity                 425,792       360,583
                                             ---------     ---------
    Total Liabilities and
     Stockholders' Equity                    $ 693,146     $ 613,812
                                             =========     =========




See notes to consolidated financial statements.

                                       1



WORLD ACCESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

                                                   Three Months              Six Months
                                                   Ended June 30            Ended June 30
                                               ---------------------    ---------------------
                                                  1999        1998         1999        1998
                                               ---------    --------    ---------    --------
                                                                 (Unaudited)
Carrier service revenues                       $ 113,279    $    718    $ 198,891    $  1,263
Equipment sales                                   64,493      33,824      122,360      56,684
                                               ---------    --------    ---------    --------
   Total Sales                                   177,772      34,542      321,251      57,947

Cost of carrier services                          99,611         587      175,269       1,041
Cost of services network                           4,394          38        9,963          76
Cost of equipment sold                            36,748      17,171       68,690      29,353
Amortization of acquired technology                1,200        ---         2,400        ---
                                               ---------    --------    ---------    --------
   Total Cost of Sales                           141,953      17,796      256,322      30,470
                                               ---------    --------    ---------    --------
   Gross Profit                                   35,819      16,746       64,929      27,477
Research and development                           4,419       1,746        8,773       2,478
Selling, general and administrative               15,032       4,013       28,939       6,798
Amortization of goodwill                           3,251         833        6,369       1,475
In-process research and development                 ---          ---         ---       35,400
Restructuring and other charges                     ---          ---         ---          590
                                               ---------    --------    ---------    --------
   Operating Income (Loss)                        13,117      10,154       20,848     (19,264)
Interest and other income                          1,083         699        1,506       1,970
Interest expense                                  (1,976)     (1,515)      (4,604)     (2,958)
   Income (Loss) From Continuing               ---------    --------    ---------    --------
    Operations Before Income Taxes
    and Minority Interests                        12,224       9,338       17,750     (20,252)
Income taxes                                       5,952       3,721        9,357       5,906
   Income (Loss) From Continuing               ---------    --------    ---------    --------
    Operations Before Minority Interests           6,272       5,617        8,393     (26,158)
Minority interests in earnings of subsidiary        ---          848         ---        1,532
                                               ---------    --------    ---------    --------
   Income (Loss) From Continuing Operations        6,272       4,769        8,393     (27,690)
Net income (loss) from discontinued operations      (685)      1,702         (653)        (40)
Write-down of discontinued operations
 to net realizable value                         (13,662)       ---       (13,662)       ---
                                               ---------    --------    ---------    --------
   Net Income (Loss)                              (8,075)      6,471       (5,922)    (27,730)
Preferred stock dividends                            413        ---           413        ---
   Net Income (Loss) Available                 ---------    --------    ---------    --------
    to Common Stockholders                     $  (8,488)   $  6,471    $  (6,335)   $(27,730)
                                               =========    ========    =========    ========

Income (Loss) Per Common Share:
   Basic:
     Continuing Operations                     $    0.16    $  0.23     $    0.22    $  (1.39)
     Discontinued Operations                       (0.39)      0.08         (0.40)       ---
                                               ---------    --------    ---------    --------
     Net Income (Loss)                         $   (0.23)   $  0.31     $   (0.18)   $  (1.39)
                                               =========    ========    =========    ========
   Diluted:
     Continuing Operations                     $    0.16    $  0.22     $    0.22    $  (1.39)
     Discontinued Operations                       (0.36)      0.08         (0.37)       ---
                                               ---------    --------    ---------    --------
     Net Income (Loss)                         $   (0.20)   $  0.30     $   (0.15)   $  (1.39)
                                               =========    ========    =========    ========
Weighted Average Shares Outstanding:
   Basic                                          36,375     20,576        36,232      19,960
                                               =========    ========    =========    ========
   Diluted                                        40,296     21,822        38,446      19,960
                                               =========    ========    =========    ========



See notes to consolidated financial statements.

                                        2




WORLD ACCESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)


                                                                Capital in
                                      Preferred     Common       Excess of    Accumulated
                                        Stock        Stock       Par Value      Deficit        Total
                                     -----------  -----------   -----------   -----------   -----------
                                                                      (Unaudited)
Balance at January 1, 1999           $    ---     $      441    $  472,945    $ (112,803)   $  360,583

Net and comprehensive net loss                                                    (5,922)       (5,922)

Issuance of preferred shares
  in private offering                         1                     47,750                      47,751

Issuance of preferred shares
  for acquisition of business                                       18,539                      18,539

Dividends on preferred stock                                                        (413)         (413)

Release of escrowed shares
  for acquisitions                                         1         2,824                       2,825

Issuance of shares for
  technology licenses                                      5         1,705                       1,710

Issuance of shares for
  options and warrants                                     1           479                         480

Tax benefit from option
  and warrant exercises                                                 54                          54

Issuance of shares
  to 401K plan                                                         185                         185
                                     -----------  -----------   -----------   -----------   -----------
Balance at June 30, 1999             $        1   $      448    $  544,481    $ (119,138)   $  425,792
                                     ===========  ===========   ===========   ===========   ===========




See notes to consolidated financial statements.

                                       3


WORLD ACCESS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

                                                    Six Months Ended June 30
                                                      1999            1998
                                                   --------------------------
                                                           (Unaudited)
Cash  Flows From Operating Activities:
Net loss                                           $   (5,922)    $  (27,731)
Adjustments to reconcile net
  loss to net cash from
  operating activities:
    Depreciation and amortization                      15,123          3,194
    Write-down of discontinued
      operations to net realizable value               13,662           ---
    Income tax benefit from stock
      warrants and options                                 54          4,222
    Special charges                                      ---          40,434
    Minority interests in earnings
      of subsidiary                                      ---           1,532
    Provision for inventory reserves                      680            144
    Provision for bad debts                             1,453            316
    Stock contributed to employee
      benefit plan                                        185             92
    Changes in operating assets and
      liabilities, net of effects
      from businesses acquired:
        Accounts receivable                           (23,121)       (13,088)
        Inventories                                   (10,236)        (9,294)
        Accounts payable                               13,909          9,101
        Other assets and liabilities                   (1,499)        (5,970)
                                                   ----------     ----------
    Net Cash From Operating Activities                  4,288          2,952
                                                   ----------     ----------
Cash Flows From Investing Activities:
Acquisitions of businesses, net
  of cash acquired                                     (2,241)       (62,084)
Proceeds from sales of assets                           4,754           ---
Capitalization of software
  development costs                                    (2,452)        (1,831)
Expenditures for property and equipment                (4,163)        (5,859)
                                                   ----------     ----------
    Net Cash Used By Investing Activities              (4,102)       (69,774)
                                                   ----------     ----------
Cash Flows From  Financing Activities:
Net proceeds from sale
  of preferred stock                                   47,788           ---
Short-term borrowings                                   1,200          4,297
Principal payments under
  capital lease obligations                            (1,626)          ---
Repayment of industrial revenue bond                   (4,072)          ---
Proceeds from exercise of stock
  warrants and options                                    480          3,080
Long-term debt repayments                                ---            (967)
Debt issuance costs                                      (136)          ---
                                                   ----------     ----------
    Net Cash From Financing Activities                 43,634          6,410
                                                   ----------     ----------
    Decrease in Cash and Equivalents                   43,820        (60,412)
    Cash and Equivalents at Beginning of Period        55,176        118,065
                                                   ----------     ----------
    Cash and Equivalents at End of Period          $   98,996     $   57,653
                                                   ==========     ==========
Supplemental Schedule of Noncash Financing and
  Investing Activities:
Issuance of common stock for
  businesses acquired                              $    2,825     $   33,397
Issuance of preferred stock for
  business acquired                                    18,539           ---
Issuance of common stock for
  technology license agreements                         1,710           ---
Issuance of stock options for
  businesses acquired                                    ---           8,360
Conversion of note receivable
  to investment in ATI                                   ---           4,485



See notes to consolidated financial statements.
